UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
29 January 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Carbon Natural Gas Company

File No. 0-2040 -- CF# 35728

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Carbon Natural Gas Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2017, as amended on January 12, 2018.

Based on representations by Carbon Natural Gas Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through September 30, 2024
Exhibit 2.2	through August 15, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary